Exhibit 21

VERIZON COMMUNICATIONS INC. AND SUBSIDIARIES
Principal Subsidiaries of Registrant at December 31, 2002

Name	Jurisdiction of Organization

Verizon California Inc.	California
Verizon Delaware Inc.	Delaware
Verizon Florida Inc.	Florida
Verizon Hawaii Inc.	Hawaii
Verizon Maryland Inc.	Maryland
Verizon New England Inc.	New York
Verizon New Jersey Inc.	New Jersey
Verizon New York Inc.	New York
Verizon North Inc.	Wisconsin
Verizon Northwest Inc.	Washington
Verizon Pennsylvania Inc.	Pennsylvania
Verizon South Inc.	Virginia
GTE Southwest Incorporated (d/b/a Verizon Southwest)	Delaware
Verizon Virginia Inc.	Virginia
Verizon Washington, DC Inc.	New York
Verizon West Virginia Inc.	West Virginia
Cellco Partnership (d/b/a Verizon Wireless)	Delaware
Grupo Iusacell, S.A. de C.V.	Mexico
Verizon Capital Corp.	Delaware
Verizon Global Funding Corp.	Delaware
Verizon International Holdings Ltd.	Bermuda